UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Verint Systems Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92343X100

(CUSIP Number)

Jason Wright

Valor Parent LP,

c/o Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

(212) 753-6300

Copies to

Leo M. Greenberg, P.C.

Joshua N. Korff, P.C.

Ross M. Leff, P.C.

Abhishek Kolay

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Parent LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Buyer LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

** Based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Buyer GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

** Based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Topco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

** Based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax X GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

** Based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax Guernsey (Holdco) PCC Limited Apax X Cell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

** Based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D jointly filed by the Investor, Valor GP LLC, Valor Topco Limited, Apax X GP Co. Limited and Apax Guernsey (Holdco) PCC Limited Apax X Cell on May 18, 2020 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1175 Broadhollow Road, Melville, New York 1174. Unless otherwise set forth herein, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by adding the following to (a), (b), (c) and (f):

Valor Buyer LP

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Valor Buyer GP LLC

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Valor Buyer LP is a Delaware limited partnership.

Valor Buyer GP LLC is the general partner of Valor Buyer LP and 100% of the equity interests in Valor Buyer GP LLC is held by Valor Topco Limited.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by adding the following:

On June 11, 2020, the Investor transferred to Valor Buyer LP all 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer that were originally issued to the Investor on May 7, 2020 (the “Affiliate Transfer”).

The information set forth under Series A Margin Loan Facility in Item 6 is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On June 11, 2020, in connection with the Affiliate Transfer, the Investor assigned its rights, interests and obligations in, to and under the Investment Agreement, the Equity Commitment Letter and the Registration Rights Agreement, dated as of May 7, 2020, by and between the Issuer and the Investor, to Valor Buyer LP.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a), (b)

(i)

Prior to the Affiliate Transfer, the Investor held 3,738,317 shares of Common Stock, which represented 5.48% of the outstanding Common Stock (calculated based on 64,525,660 shares of common stock outstanding as of May 15, 2020 (as disclosed in the Form 10-Q filed by the Issuer on June 9, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020 (the “Calculation Method”)). In connection with the Affiliate Transfer, the Investor transferred all such shares to Valor Buyer LP. As a result of the Affiliate Transfer, with effect from June 11, 2020, Valor Buyer LP may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(ii)

Valor Buyer GP LLC is the general partner of Valor Buyer LP, and, as a result with effect from June 11, 2020, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(iii)

Valor Buyer GP LLC is the general partner of Valor Buyer LP, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(iv)

Valor Topco Limited holds 100% of the units of each of Valor GP LLC and Valor Buyer GP LLC, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(v)

Apax X GP Co. Limited, in its capacity as investment manager of the Apax X funds, holds 100% of the shares of Valor Topco Limited, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(vi)

Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited, and as result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Series A Margin Loan Facility

Valor Buyer LP has entered into the Series A Margin Loan Agreement dated as of June 11, 2020 (as amended from time to time, the “Margin Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and Deutsche Bank Trust Company Americas, as administrative agent.

In connection with the Margin Loan Agreement, the Issuer has entered into issuer agreements dated as of June 12, 2020, with each Lender, respectively (together, the “Issuer Agreements” and together with the Margin Loan Agreement and each agreement or instrument delivered pursuant to the foregoing, including the security documentation delivered in connection therewith, the “Margin Loan Documentation”). Pursuant to the Margin Loan Documentation, Valor Buyer LP’s obligations are secured by a pledge of the Series A Preferred Stock and associated ancillary rights (the “Pledged Series A Stock”).

On June 12, 2020, Valor Buyer LP borrowed an aggregate of $54,292,710 under the Margin Loan Agreement. Valor Buyer LP will use the proceeds of the margin loan for general corporate purposes (including, without limitation, to make distributions or payments to its direct and indirect equityholders).

The loans under the Margin Loan Agreement mature on or about June 12, 2023 or, at the election of Valor Buyer LP or any Lender, on or about June 12, 2022. Upon the occurrence of certain events that are customary for these types of margin loans, the Lenders may exercise their rights to require Valor Buyer LP to prepay the margin loan or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Series A Stock and related collateral, in each case in accordance with the Margin Loan Documentation.

The foregoing description of the terms of the Margin Loan Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Margin Loan Agreement and the exhibits thereto, which is attached hereto as Exhibit 6, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the replacement and addition of the following exhibits:

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of June 12, 2020 among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 6	Margin Loan Agreement, dated as of June 11, 2020, by and among Valor Buyer LP, the Lenders and Deutsche Bank Trust Company Americas.

Signature

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

Valor Parent LP By: Valor GP LLC Its: General Partner

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Buyer LP By: Valor GP LLC Its: General Partner

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor GP LLC

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Buyer GP LLC

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Topco Limited

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax X GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

By:	/s/ Mark Despres
Name:	Mark Despres
Title:	Company Secretary

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director